

July 6, 2023

Kenneth Moore, Chair
Christopher Huskilson, Strategic Review Committee Chair
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario
Canada L6J 2X1

CC: Board of Directors
Arun Banskota, President and Chief Executive Officer
Darren Myers, Chief Financial Officer

Dear Chris and Ken,

Starboard Value LP (together with its affiliates, "Starboard" or "we") recently filed a Schedule 13D disclosing an economic ownership stake of approximately 7.5% in Algonquin Power & Utilities Corp. ("Algonquin" or the "Company"), making us the Company's largest shareholder. We appreciate the time that members of the Board of Directors (the "Board") and management have spent with us over the past several months.

As we have discussed, we believe Algonquin's Regulated Services Group is a top tier regulated utility that is currently valued at a substantial implied discount to peers pro forma for a potential sale of all or a substantial majority of the Company's unregulated renewables assets. Even without Algonquin's unregulated renewables business (the "Renewable Energy Group"), Algonquin is significantly greener than peers, with approximately one-third of its electric generation capacity coming from renewables and no coal exposure, compared to an average of 26% for its regulated utility peers[1]. Moreover, approximately 20% of Algonquin's rate base comes from its extremely valuable Regulated Water Reclamation and Distribution business (the "Water Utility"), which generally trade at double the multiples of Electric and Gas utilities[2], compared to approximately zero water distribution exposure for Algonquin's peers. It is also important to highlight that Algonquin has historically grown its rate base faster than peers[3], and we believe it has the opportunity to continue to grow faster than peers as a result of its unique global footprint of small-to-medium scale utilities. In other words, we believe the remaining regulated utility business, once the unregulated business is sold, should be highly attractive to public market investors.

---

[1]Regulated utility peer group includes AEE, AEP, CMS, CNP, CU, D, DTE, DUK, ED, EMA, ES, FTS, H, LNT, NEE, PNW, SO, SR, SRE, WEC, and XEL. Starboard has identified the aforementioned peers as the relevant peer set. Starboard believes these peers provide appropriate peer comparisons and align with the Company's self-selected peer set. This determination is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.
[2]Water utility peer group includes ARTNA, AWK, AWR, CWCO, CWT, GWRS, MSEX, SJW, WTRG, and YORW. Starboard has identified the aforementioned peers as the relevant peer set for comparing AQN's regulated water utility business. Starboard believes these peers provide appropriate peer comparisons. This determination is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.
[3]Organic growth of 8% from FY2017 to FY2022 vs. regulated utility peer median of 7%.

Algonquin's valuation has been hampered by a number of factors, most notably excessive leverage and a high dividend payout ratio. Algonquin's high payout ratio, its recent dividend cut, its high proportion of unregulated assets, and scars from the recently-abandoned Kentucky Power deal have all combined to make Algonquin uninvestible for a large portion of traditional utility investors.

Fortunately, we believe these problems can be solved through a sale of all or a majority of the Renewable Energy Group. Pro forma for such a sale, we believe <u>Algonquin would have lower leverage, a safer dividend, a greener asset base, and higher rate base growth than peers, and should be afforded a higher valuation</u>.

As discussed, while there is tremendous upside to a sale of the Renewable Energy Group, it is critical that it be done in the right way and executed skillfully. Most importantly, the process should be driven by objectives for what Algonquin should look like following a divestiture of the Renewable Energy Group. In particular, we believe your key objectives should be:

1   <u>Reduce leverage</u> to industry-standard levels of approximately 5x gross leverage[4]. Once target leverage levels have been achieved, excess proceeds should be used to repurchase shares of Algonquin to drive EPS accretion.

2   <u>Improve EPS</u> as much as possible, so that the dividend payout ratio is in-line with peers, with room for increases. As we have discussed, we believe a target of **75 cents in FY 2025 EPS[5]** is achievable.

In our view, the best path to achieving these objectives is through a sale of the substantial majority of Algonquin's renewables assets, including the Company's ~42% stake in Atlantica Sustainable Infrastructure PLC ("Atlantica"). This could entail a sale of the entire Renewable Energy Group as a whole, or multiple transactions for the majority of the unregulated renewables assets, while keeping certain assets that have strategic value and would allow the Company to achieve even higher pro forma EPS, with an even greener asset base and a higher growth profile. In either case, the Company would receive a substantial influx of cash with which to pay down debt and repurchase shares. Algonquin would become, what we view as, a best-in-class mid-sized utility with a highly attractive financial profile where the significant majority of earnings come from stable, regulated businesses.

While the immediate priority is untangling the Company's unregulated renewables business in a manner that creates substantial value for shareholders, a close second is ensuring that shareholders can realize the potential of Algonquin's extremely valuable Water Utility. Pro forma for a renewables sale, approximately 20% of Algonquin's asset base will be from its Water Utility, making it one of the only companies in its peer group with any water reclamation and distribution exposure. Water utilities generally trade at massive premiums to Electric/Gas utilities. As such, we would expect Algonquin, with its Water Utility, to trade at a premium to other regulated utilities. If it does not, Algonquin has the opportunity to create substantial additional value through a separation of the Water Utility business. For

---

[4]As we have discussed, investors and ratings agencies will consider a number of factors in determining the Company's credit quality, including FFO / Debt and the mix of regulated assets. We use Gross Debt / EBITDA as a proxy for leverage levels when comparing across the peer group, but the Company will need to determine the right pro forma debt level while considering all of these factors in conjunction with rating agency requirements.

[5]EPS estimate is based on information obtained from sources believed to be reliable and incorporates certain assumptions. Such information and assumptions could turn out to be inaccurate. Starboard's estimate included here is based on several data points.

example, if, following the sale of the Renewable Energy Group, Algonquin were to also sell its Water Utility and use the majority of the proceeds to repurchase shares, we believe that it could increase **pro forma EPS to nearly 90 cents**[6]. Even after selling the Water Utility, Algonquin would *still* be greener than the majority of its peers, since its peers on average contain no water distribution exposure and get 26% of their electric power from coal. The Water Utility is a hidden gem within Algonquin's portfolio, and its value should not be overlooked.

We look forward to continuing our discussions in order to ensure that maximum value is created for all Algonquin shareholders.

Sincerely,

Jeffrey C. Smith
Managing Member
Starboard Value LP

---

[6]EPS estimate is based on information obtained from sources believed to be reliable and incorporates certain assumptions. Such information and assumptions could turn out to be inaccurate. Starboard's estimate included here is based on several data points.